Press Release



Contact Information:
Texen Oil and Gas, Inc.
Corporate Headquarters
Tel: 1-713-782-5758
    or
Wendy Prabhu
Investor Relations Contact
Mercom Capital Group, llc
Tel: 1-602-748-1458

FOR IMMEDIATE RELEASE

Texen Oil and Gas Completes Initial Rework Phase for the Brookshire Property

Houston, Texas, August 18, 2004 – Texen Oil and Gas, Inc. (OTC BB: TXEO), a Standard and Poor's listed company, is pleased to announce, that it has successfully completed the initial rework phase for the Brookshire Property, as part of its ongoing focus to increase production from its existing field operations. The company has completed two of the five scheduled workovers on the Brookshire property, the Dachshund #10 and Dachshund #11.

The Dachshund #10 has delivered an initial increase in crude production from 27 barrels per day to approximately 56 barrels per day and has tapered off to average approximately 40 barrels per day. The rework of number 11 included a repreforation of a new zone, which we are waiting on flow rates.   The company has moved the rig to the Dachshund #7 to begin the next scheduled workover on the Brookshire property.

The company was able to complete the reworks using its own equipment and has not assumed significant debt as a result of these efforts.

About Texen Oil and Gas, Inc.
Texen Oil and Gas, Inc. is a Houston based oil and gas exploration and development (E&D) company. The company leases approximately 6,000 acres of crude oil and natural gas properties in Victoria, DeWitt and Waller Counties, Texas.   Texen Oil and Gas is focused on acquiring, developing and producing proven, developed and underdeveloped reserves, which offer long-term value for the company. We trade under the stock symbol: TXEO on the OTC bulletin board. For additional information, please visit our web site at: http://www.texenoilandgas.com/

Forward-Looking Statements: This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

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